News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Provides 2012 Annual and Special Meeting of Shareholders
Conference Call and Webcast Details and
Releases its 2011 Annual Integrated Report

May 14, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE MKT: NG) (“NovaGold” or “the Company”) is pleased to announce that the Company’s 2012 Annual and Special Meeting of Shareholders will take place on Tuesday, May 29 at 2:00 pm (PDT) at the Fairmont Pacific Rim Hotel (1038 Canada Place Way) in the Star Sapphire C room. NovaGold is also pleased to announce that the 2011 Annual Integrated Report has been filed on SEDAR and EDGAR and is available on the homepage of the Company’s website at www.novagold.com.

Annual and Special Meeting of Shareholders Conference Call and Webcast Details

The Annual and Special Meeting of Shareholders will be available by conference call or online via live webcast. The details are as follows:

Tuesday, May 29 at 2:00 pm PDT (5:00 pm EDT)
Online: www.meetview.com/novagold or www.novagold.net
North American callers: 1-866-212-4491
International callers: 1-416-800-1066

NovaGold welcomes its shareholders and any interested parties to participate in the Annual and Special Meeting of Shareholders. The webcast will be archived on NovaGold’s website for one year; and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-866-583-1035 followed by your Access PIN: 9537294. For a transcript of the call please email info@novagold.net.

NovaGold’s 2011 Annual Integrated Report

NovaGold’s 2011 Annual Integrated Report covers a transformational period in NovaGold’s 15-year history. Across the entire arc of its asset base, the Company’s projects were de-risked by the following positive developments:

  Donlin Gold, NovaGold’s flagship project, successfully passed feasibility and has emerged as perhaps the most important gold development asset in the world today;
  Galore Creek, a major copper/gold asset, successfully passed pre-feasibility and has been shown to have the potential to be Canada's largest copper mine;
  Ambler is a copper-rich district now owned by NovaCopper Inc. (an independent publicly traded company), which was spun out from NovaGold earlier this month. One of its deposits, called Arctic, was the subject of a positive Preliminary Economic Assessment. In addition, significant high-grade intersections were obtained from drill results on the Bornite deposit, also located in the Ambler district, which is emerging as one of the industry's most exciting copper exploration plays.

“Armed with these exceptional results, our management team and Board of Directors recognized the need, and devised a strategic plan, to unlock the value of the Company’s world-class mining development and exploration assets,” said Gregory A. Lang, NovaGold’s President and Chief Executive Officer. “With the successful execution of this strategy, and now also being in the fortunate position of having a robust balance sheet, we have created, quite possibly, the most significant de-risked development-stage company in our sector.”

NovaGold Resources Inc.

About NovaGold

NovaGold is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is the 50%-owned Donlin Gold project. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes) at an average grade of approximately 2.2 grams per tonne, Donlin Gold is regarded to be one of the largest, highest-grade, and most prospective gold projects in the world. According to the 2011 Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold production per year for the first five years, followed by decades of more than one million ounces per year. Donlin Gold is located in Alaska, one of the safest jurisdictions in the world. NovaGold also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek, when put into production, is expected to be the largest copper mine in Canada, a tier-one jurisdiction. The Company is exploring opportunities to sell all or a portion of its interest in Galore Creek and intends to apply the proceeds toward the development of Donlin Gold. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Gold Project NI 43-101 Technical Report” compiled by AMEC. Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent "qualified persons" as defined by NI 43-101.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

NovaGold Resources Inc.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating and financial performance, outlook, and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Resources Inc.